

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 18, 2012

<u>Via E-Mail</u>
Ms. Charmaine King
President, Chief Executive Officer, Chief Financial Officer, and Director
Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper, UT 84020

   Re: Gold and GemStone Mining Inc.
      Amendment 1 to Current Report on Form 8-K
      Filed October 9, 2012
      File No. 0-54700

Dear Ms. King:

   We reviewed the amended filing and have the comments below. Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

<u>Completion of Acquisition or Disposition of Assets, page 3</u>

1. We note your response to comment two in our letter dated May 30, 2012. You disclose that transfer of the concessions to the JV Company is anticipated to be completed in October 2012. With a view towards disclosure, please explain to us the process pursuant to which the concessions will be transferred to the JV Company and whether there are any challenges which may delay or prohibit the transfer process. Considering that your report on Form 10-Q for the quarterly period ended July 31, 2012, continues to reflect no assets, operations, or revenues, please provide us a detailed analysis, citing authoritative guidance, serving as the basis for your belief that you have "engaged in the acquisition of a going business and the direct acquisition of assets under Rule 12b-2."

<u>Governmental Regulations, page 7</u>

2. Please delete the words "On September" at the beginning of the second paragraph. In addition, please expand the disclosure in the third paragraph to indicate that the JV Company's registration to carry on small scale mining activities in Sierra Leone is effective during the period beginning September 18, 2012 and ending September 17, 2013. In this regard, we note the disclosure in the certificate of registration filed as exhibit 3.5.

Description of Property, page 8

3. We note your response to comment 13 in our letter dated May 30, 2012, in which you indicate that you will provide an amendment at a later date to include the requested maps. We reissue the comment. Please provide an index map showing the location of your properties.

4. We note your response to comment 14 in our letter dated May 30, 2012 in which you indicate that you will provide an amendment at a later date and will include the additional disclosure. We reissue prior comment 14. Please provide additional disclosure regarding your properties.

Plan of Exploration, page 15

5. Refer to comment 17 in our May 30, 2012 letter. As noted previously, it appears that the total timeframe for Phase 2 is three and a half months rather than six months. Please revise the second table accordingly.

The claims which are subject to our joint venture agreement with RMSL expire in October of 2012…, page 19

6. The disclosure here is inconsistent with the disclosure on page 14 that two of the three mining concessions have been extended to May 2013. Please reconcile the disclosures.

Even if we discover a mineral reserve…, page 20
Mineral operations are subject to applicable law and government regulation…, page 20
Our properties are located in Sierra Leone…, page 21

7. Refer to comment three in our letter dated May 30, 2012. Please change the word "properties" to the word "concessions" in these three risk factors.

Promoters and certain control persons, page 31; Transactions with Related Persons, page 34

8. Please disclose the cost of the mining concessions acquired by your joint venture partner, Ridgeback Mining (Sierra Leone) Limited.

Recent Sales of Unregistered Securities, page 36

9. We note your response to comment 28 in our letter dated May 30, 2012. Disclosure in this

section is intended to capture acquisition of shares "in private transaction[s]." As such, please revise your disclosure to address our prior comment 28 in full.

<u>Change in Shell Company Status, page 39</u>

10. Refer to comment 29 in our letter dated May 30, 2012. As noted previously, we are unable to locate disclosure relating to the "Share Exchange" under Item 2.01 of Form 8-K. If you are referring to the transfer of 88,000,000 shares of common stock to incoming management and the cancellation of 180,000,000 shares of common stock by your former directors and officers, note that the transactions constituted a change of control, but not a change in your shell company status in the absence of direct acquisition of assets of a going business. Please advise, or revise your disclosure accordingly.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions about comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions about comments on mining matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director